

March 19, 2012

Via E-mail
Mr. James Lusk
President
JA Energy
4800 W. Dewey Drive
Las Vegas, NV 89118

> **Re:** **JA Energy**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-179516**

Dear Mr. Lusk:

We have reviewed the amendment to your registration statement, and we have the following comments.

<u>General</u>

1. We note the acknowledgements provided at the end of your response letter are the acknowledgements applicable to reports filed pursuant to the Securities Exchange Act of 1934, as amended. Given that you filed the registration statement pursuant to the Securities Act of 1933, as amended, please provide the following acknowledgements signed by the company:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please note that it is not appropriate for counsel to provide these acknowledgements on behalf of the company.

<u>Exhibits, page II-3</u>

2. We note your response to comment three of our letter dated March 1, 2012. However, it does not appear that you have filed all of the required interactive data. Please amend your registration statement to also include the interactive data file for your audited financial statements. Refer to Rule 405(b) of Regulation S-T.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Ed Zimmerman (*via e-mail*)
        Law Office of Thomas C. Cook, Ltd.